UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Anthony Hsieh
6561 Irvine Center Drive
Irvine, California 92618
202-662-6000

Frank M. Conner, III
Michael P. Reed
Charlotte May
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001
202-662-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106
1.	Names of Reporting Persons Anthony Hsieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 4,244,205

		8.	Shared Voting Power 145,588,659

		9.	Sole Dispositive Power 4,244,205

		10.	Shared Dispositive Power 145,588,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,832,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68%[1,2]

14.	Type of Reporting Person (See Instructions) IN

[1]	Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Common Stock but conversion of no other Class C Common Stock.
[2]	Based on 74,728,419 shares of the Issuer’s Class A Common Stock outstanding on March 14, 2023 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 16, 2023.

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”). Amendment No. 5 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022, January 10, 2023 and February 7, 2023 (as amended prior to the date hereof, the “Original Filing,” and as amended by this Amendment No. 5, the “Statement”) and is being filed to describe that certain settlement and cooperation agreement entered into by and among the Reporting Person , Class C Stockholders (as defined in the Original Agreement) and the Issuer on April 4, 2023. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby amended to add the following:

On April 4, 2023, the Reporting Person and Class C Stockholders (collectively, the “Hsieh Stockholders”) entered into a settlement and cooperation agreement (the “Cooperation Agreement”) with loanDepot. Pursuant to the terms of the Cooperation Agreement:

•	the Reporting Person withdrew the notice of nomination of Steven Ozonian for election at the 2023 annual meeting of stockholders (the “2023 Annual Meeting”);

•	The board of directors of the Issuer (the “Board”) will promptly (i) increase the size of the Board from eight to nine directors and appoint Steven Ozonian to the Board as a Class II director and (ii) nominate for election at the 2023 Annual Meeting as Class II directors, with terms expiring at the 2026 annual meeting of stockholders, Steven Ozonian, Andrew Dodson and Pamela Hughes Patenaude;

•	If Steven Ozonian is unable or unwilling to serve as a director at any time prior to the 2024 annual meeting of stockholders (the “2024 Annual Meeting”), the Board will promptly reduce its size from nine to eight; and

•	If, as of the record date for the 2024 Annual Meeting, the Hsieh Stockholders have not directly or indirectly sold more than 5% of the aggregate number of Class A common stock and Class C common stock beneficially owned by the Hsieh Stockholders as of the date of the Cooperation Agreement (subject to certain exceptions), the Board will (i) decrease the size of the Board from nine to eight directors effective as of the 2024 Annual Meeting and (ii) nominate for election at the 2024 Annual Meeting as Class III directors, with terms expiring at the 2027 annual meeting of stockholders, the Reporting Person and Brian Golson (or any other designee of the Parthenon Stockholders (as defined in the Amended and Restated Stockholders Agreement, dated as of April 21, 2022, by and among the Issuer, the Hsieh Stockholders, Parthenon Investors III, L.P., PCap Associates, Parthenon Capital Partners Fund, L.P., Parthenon Investors IV, L.P., Parthenon Capital Partners Fund II, L.P. and PCP Managers, L.P.)), unless the Issuer (by vote of a majority of the entire Board) and the Reporting Person mutually agree in writing to maintain the size of the Board at nine directors beyond the 2024 Annual Meeting. Any nominee other than the Reporting Person and Brian Golson will be a person who would be a new member of the Board. The Board agreed not to appoint or nominate any current member of the Board who is not renominated at the end of their term at the 2024 Annual Meeting.

Pursuant to the Cooperation Agreement, until the date that is 30 days prior to the deadline for stockholder nominations for director elections for the 2025 annual meeting of stockholders, each of the Hsieh Stockholders has agreed to customary standstill, voting and other obligations with respect to the election or removal of directors (subject to certain exceptions), including supporting each director nominated and recommended by the Board for election at the 2023 Annual Meeting and the 2024 Annual Meeting as provided in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a), (b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein and is as of the date hereof. Such information assumes there are 74,728,419 shares of the Issuer’s Class A Common Stock outstanding on March 14, 2023 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 16, 2023. The Reporting Person also owns 92,644 unvested restricted stock units of the Issuer. By virtue of the relationship among the Reporting Person and the Class C Stockholders described in Item 2, the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.

(c) No transactions in the Class A Shares were effected by the Reporting Person since the Reporting Person’s most recent filing on Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended to add the following:

On April 4, 2023, the Reporting Person, Class C Stockholders and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above, and attached as Exhibit 99.1 hereto.

Item 7. Material to be Filed as Exhibits

99.1	Settlement and Cooperation Agreement, dated as of April 4, 2023, by and among loanDepot, Inc., Anthony Hsieh, The JLSSAA Trust, established September 4, 2014, JLSA, LLC, Trilogy Mortgage Holdings, Inc., Trilogy Management Investors Six, LLC, Trilogy Management Investors Seven, LLC and Trilogy Management Investors Eight, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Anthony Li Hsieh

By:	/s/ Anthony Li Hsieh

Dated: April 6, 2023

SCHEDULE 13D

INDEX TO EXHIBITS

99.1	Settlement and Cooperation Agreement, dated as of April 4, 2023, by and among loanDepot, Inc., Anthony Hsieh, The JLSSAA Trust, established September 4, 2014, JLSA, LLC, Trilogy Mortgage Holdings, Inc., Trilogy Management Investors Six, LLC, Trilogy Management Investors Seven, LLC and Trilogy Management Investors Eight, LLC.